ArcelorMittal 6-K

Exhibit 99.1

press release

ArcelorMittal announces the commencement of a new share buyback program of 60,431,380 shares for 2022-2023

29 July 2022, 11:00 CET

Following publication of the second quarter 2022 and half year 2022 results press release dated 28 July 2022 (the “ER Press Release”)1, ArcelorMittal announces a new share buyback program of 60,431,380 shares in the amount of approximately US$1.4 billion (at current share price2) (the “Program”) under the authorization given by the annual general meeting of shareholders of 4 May 2022, bringing the total 2022 buybacks announced so far to approximately US$3.4 billion. For the background to this Program, reference is made to the ER Press Release. The Program is expected to be completed by the end of May 2023, subject to market conditions.

The Significant Shareholder has decided not to participate in the Program consistent with the position announced in the press release dated 25 February 20223.

The shares acquired under the Program are intended:

1)	To meet ArcelorMittal’s obligations under debt obligations exchangeable into equity securities;
2)	To reduce ArcelorMittal’s share capital, and/or;
3)	To meet ArcelorMittal’s obligations arising from employee share programs.

ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 16 countries. In 2021, ArcelorMittal had revenues of $76.6 billion and crude steel production of 69.1 million metric tonnes, while iron ore production reached 50.9 million metric tonnes.

Our purpose is to produce ever smarter steels that have a positive benefit for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

1 https://corporate.arcelormittal.com/media/press-releases/arcelormittal-reports-second-quarter-2022-results

2 Based on share price as at 26.07.22 of $22.90/share

3 https://corporate.arcelormittal.com/media/press-releases/arcelormittal-announces-that-its-significant-shareholder-has-decided-not-to-further-participate-in-its-1-billion-share-buyback-program

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com